sanofi pasteur
Len Lavenda
sanofi pasteur U.S. Media Relations
Tel: 570-839-4446
Len.Lavenda@sanofipasteur.com

SANOFI PASTEUR BEGINS SHIPMENTS OF INFLUENZA VACCINE

- Shipment of Fluzone Influenza Virus Vaccine to U.S. Market Begins-

SEPTEMBER 1, 2006 (SWIFTWATER, PA) – Sanofi pasteur, the vaccines business of the sanofi-aventis Group, began shipping influenza vaccine (Fluzone®, Influenza Virus Vaccine) to the U.S. market for the 2006-2007 season. The shipment represents the first of approximately 50 million doses planned for production this year.

The most consistent and reliable supplier of injectable influenza vaccine for many years, sanofi pasteur is expected to supply approximately half of the global influenza vaccines market. This shipment will help providers start to successfully implement their immunization plans for the upcoming influenza season.

As in past years, the company will use a split-delivery process so that all customers will receive at least a partial delivery of their orders by the end of September. Although this shipping process is more time consuming and costly for sanofi pasteur, the company has continued the process because it has been recognized as key to equitably distributing doses and facilitating the immunization of priority patients across the maximum number of providers.

Shipments will continue until December as the company produces 50 million doses of influenza vaccine for this season. It is important to remember that the influenza season lasts from October through April, with February typically being the period of most intense disease activity. Therefore, it is still valuable to obtain an influenza vaccination in December, January and beyond.

To keep pace with the nation’s growing and changing immunization needs, sanofi pasteur has expanded its influenza vaccine production capability. In July 2005, construction began on a new influenza vaccine production facility in Swiftwater, Pennsylvania, that will more than double the company’s U.S. capacity. The new plant is expected to come online for the 2008-2009 season.

Vice-President Communications sanofi pasteur: Alain BERNAL – U. S. Media Relations: Len LAVENDA
Tel.: +1 570 839 7187 - Fax: +1 570 839 0955 - Sanofi Pasteur Inc. - Discovery Drive - Swiftwater, PA 18370-0187 - USA - www.sanofipasteur.com

Influenza immunization is now recommended for healthy children 6 through 59 months of age. Children younger than 9 years of age receiving influenza vaccine for the first time require two doses, one month apart. The vaccine is also recommended for household contacts and out-of-home caregivers of all children younger than 24 months of age.

Other groups that have been identified as being at risk for developing serious influenza-related complications include the elderly and adults and children with chronic diseases, such as asthma and diabetes. Influenza vaccination is also recommended for those 50 to 64 years of age, household contacts of at-risk individuals, and health-care workers.

All other healthy individuals under 50 years of age and anyone who wishes to decrease their risk of influenza infection are also encouraged to seek vaccination.

Fluzone vaccine is the only influenza vaccine licensed for populations 6 months and older. In 2004-2005, sanofi pasteur introduced a new Fluzone vaccine formulation (trade name: Fluzone®, Influenza Virus Vaccine, No Preservative) that does not contain a preservative at any stage in the manufacturing process. It is the first FDA-licensed injectable influenza vaccine to be manufactured in this way.

The 2006-2007 influenza vaccine formulation contains the A/New Caledonia/20/99 (H1N1)-like virus; an A/Wisconsin/67/2005 (H3N2)-like virus (A/Wisconsin/67/2005 or A/Hiroshima/52/2005strains); and B/Malaysia/2506/2004-like virus (B/Malaysia/2506/2004 or B/Ohio/1/2005 strains). The three strains for the new influenza vaccine formulation were confirmed by the Food and Drug Administration (FDA)’s Vaccines and Related Biological Products Advisory Committee in March 2006 and correspond with recommendations made by the World Health Organization in February. Influenza vaccine is reformulated each year to match the strains predicted to circulate in the coming season.

Safety Information
The most common side effects from influenza vaccine are pain and swelling at the vaccination site that can last up to two days. Some people may have mild fever, myalgia (muscle aches), or feel tired for a day or two after receiving the influenza vaccine. Other systemic reactions can occur.

Injectable influenza vaccine is made from killed strains of the viruses predicted to be the main causes of influenza in the coming season. Because the viruses are killed, it is impossible to get influenza from the vaccine.

People who have had previous reactions to the vaccine or people who are allergic to eggs (the viruses used in the vaccine are grown in eggs), egg products should not receive influenza vaccine. Persons allergic to thimerosal should receive a thimerosal-free version of the vaccine. Persons with acute febrile illness usually should not be vaccinated until their symptoms have abated. However, minor illnesses with or without fever do not contraindicate the use of influenza vaccine, particularly among children with mild upper respiratory tract infection or allergic rhinitis.

For full prescribing information, see the package insert at www.sanofi-pasteur.us.com.

About sanofi-aventis
The sanofi-aventis Group is the world’s third-largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi pasteur, the vaccines business of the sanofi-aventis Group, sold more than a billion doses of vaccine in 2005, making it possible to protect more than 500 million people across the globe. The company offers the broadest range of vaccines, providing protection against 20 bacterial and viral diseases. For more information, please visit: www.sanofipasteur.com

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions.

Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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